Exhibit 99.6

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	03	02	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	635	549	3,735
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.36	£5.62	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	03	02	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	1,566	172
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£6.57	£8.81

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ M J White	Date 03/02/06
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Title	Forename(s)	Surname	Address	Post Code	Class of shares allotted	Number allotted

MR	DEAN WILLIAM PATRICK	BELL	14 OAKDENE AVENUE CHISLEHURST KENT	BR7 6EA	Ordinary	1,201

MRS	NICOLA ANN	BILLING	HEATHERGLEN THE STREET WORMSHILL SITTINBOURNE KENT	ME9 0TU	Ordinary	72

MR	SCOTT	COATES	2 NEW COTTAGE RAINTON THIRSK NORTH YORKSHIRE	YO7 3PW	Ordinary	541

MRS	PATRICIA GLENYS	DICKINGS	54 PIPPEN FIELD WORCESTER WORCESTERSHIRE	WR4 0LP	Ordinary	382

MRS	JOSEPHINE	HART	50 WEST AVENUE LEIGH LANCASHIRE	WN7 3BQ	Ordinary	767

MISS	SHERE	KETTLEWELL	3 BRIDGE APARTMENTS WELLGARTH MASHAM NORTH YORKSHIRE	HG4 4EN	Ordinary	1,746

MRS	DAWN LESLEY	MADELEY	3 GRANGE PARK ROAD RIPON NORTH YORKSHIRE	HG4 2NJ	Ordinary	675

MRS	JULIE ANNE	REDPATH	57 MOORSIDE DALE RIPON NORTH YORKSHIRE	HG4 2RY	Ordinary	526

MR	JOHN STUART	VERITY	FLAT 25 THE KNOLL PALACE ROAD RIPON NORTH YORSHIRE	HG4 1EL	Ordinary	478

MRS	DYMPHNA	PETTIT	DUNLOM WEST SHUROCK MOATE CO WESTMEATH	IRELAND	Ordinary	269